SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20549

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
                           PURSUANT TO SECTION 15 (d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934


(Mark One)


__x__ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

      For the Fiscal Year ended December 31, 1999
                                -----------------

                                       OR

____  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

            For the transition period from ______________ to __________________

                          Commission file number 1-4315

                            ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN

                                  (Full title of the plan)

                             ORANGE AND ROCKLAND UTILTIES, INC.
                             ----------------------------------
                (Name of issuer of the securities held pursuant to the plan)

                               ONE BLUE HILL PLAZA

                         PEARL RIVER, NEW YORK, NY 10965

                          (Address of principal executive office)

                                TABLE OF CONTENTS

                                                                      Page

Signature of Plan Administrator                                        3

Report of Independent Public Accountants                               5

Financial Statements and Notes:

      Statements of Net Assets Available for Benefits                  6
      As of December 31, 1999 and 1998

      Statements of Changes in Net Assets Available for Benefits
      For the years ended December 31, 1999 and 1998                   7

      Note to Financial Statements                                     8

Supplementary Schedules:

      I.  Line 27a - Schedules of Assets Held for Investment           15
          Purposes as of December 31, 1999

Exhibit

      23 Consent of Independent Public Accountants to incorporation by reference in the Prospectus of Registration Statement No. 33-25359 of their report dated May 15, 2000.

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employees' Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the directors (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                       ORANGE AND ROCKLAND UTILITIES, INC.

                       MANAGEMENT EMPLOYEES' SAVINGS PLAN

                              BY Hector J. Reyes
                                 Hector J. Reyes
                                 Plan Administrator

Date:  May 15, 2000

Orange and Rockland Utilities, Inc.
Management Employees' Savings Plan
Financial Statements
December 31, 1999 and 1998

Report of Independent Accountants

May 15, 2000

To the Board of Directors of
Orange and Rockland Utilities, Inc.
and To the Participants and Plan Administrator of Orange and Rockland Utilities, Inc. Management Employees' Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Orange and Rockland Utilities, Inc. Management Employees' Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1998 were audited by other auditors whose report dated May 24, 1999 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Orange and Rockland Utilities, Inc.
Hourly Group Savings Plan

Notes to Financial Statements

Orange and Rockland Utilities, Inc.
Management Employees' Savings Plan

Statements of Net Assets Available for Benefits

                                                      December 31,

                                                1999              1998
                                                ----              ----
Assets

Investments at fair value

   Registered investment companies          $ 54,571,248      $ 47,123,691

   Common/collective trust                    12,902,715            -

   Interest in Stock Fund Master Trust            -              4,762,095

   Loans to participants                         706,440           965,227

Investments at contract value

   Interest in MIF Master Trust                6,306,142        16,935,210
                                            ------------      ------------

         Total assets                         74,486,545        69,786,223
                                            ------------      ------------

         Net assets available

           for benefits                     $ 74,486,545      $ 69,786,223
                                            ============      ============




The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.
Management Employees' Savings Plan

Statements of Changes in Net Assets Available for Benefits

                                                      December 31,

                                                1999              1998
                                                ----              ----
Additions:
   Contributions

      Employee (Pre-tax and after-tax)      $  2,870,689      $  3,234,159
      Rollovers                                   45,795            71,645
      Employer match                             465,701           522,200
                                            ------------      ------------
         Total contributions                   3,382,185         3,828,004
                                            ------------      ------------

   Earnings on investments

      Interest and dividend income             4,091,498         2,819,176
      Interest on loans to participants           53,365            80,429
      Net appreciation in fair value
        of investments                         6,894,500         7,872,158
      Plan's interest in MIF Master Trust

        investment income and gains              969,215           927,468
      Plan's interest in Stock Fund Master Trust

        investment income and gains              257,079         1,001,527
                                            ------------      ------------
         Total earnings on investments        12,265,657        12,700,758

         Total additions                      15,647,842        16,528,762
                                            ------------      ------------

Deductions:
   Benefit payments to participants            8,642,057         4,843,849
                                            ------------      ------------

         Net increase prior to transfers       7,005,785        11,684,913

Net transfers to other plans                  (2,305,463)         (195,634)
                                            ------------      -------------

         Net increase in net assets            4,700,322        11,489,279

Net assets available for benefits
         Beginning of year                    69,786,223        58,296,944
                                            ------------      ------------

         End of year                        $ 74,486,545      $ 69,786,223
                                            ============      ============


The accompanying notes are an integral part of these financial statements.

Orange and Rockland Utilities, Inc.
Hourly Group Savings Plan

Notes to Financial Statements

Orange and Rockland Utilities, Inc.
Management Employees' Savings Plan

Notes to Financial Statements

1.    Description of the Plan

      The following description of the Orange and Rockland Utilities, Inc. (the "Company") Management Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description.

      General

      The Plan's purpose is to provide eligible management employees of the Company ("Participants") a program whereby the Company can contribute on behalf of a Plan Participant an elected percentage of the Participant's compensation on a before-tax basis pursuant to section 401(k) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is designed to further supplement before-tax 401(K) contributions through Company matching contributions and Participant after-tax contributions.

      Plan administration

      The Plan is administered by the Company's Retirement Committee, whose members are appointed by the Company's Board of Directors. The Plan's investments are held with Fidelity Management Trust Company ("FMTC") in accordance with the terms of a master trust agreement between FMTC and the Company.

      Contributions

      The Company provides matching contribution of 50% of Participants before-tax contributions to the Plan up to 3% of each Participant's compensation. The maximum Company matching contribution per Participant, therefore, is 1.5% of compensation.

      Participants may elect to make before-tax contributions or a combination of before-tax and after-tax contributions in a maximum amount of 15% of compensation. Participants' Company matching contributions are invested in accordance with Participants' before-tax investment elections.

      Vesting

      Separate accounts are maintained for each Participant's interest in the Plan. Participant accounts, including Company matching contributions, are at all times fully vested and nonforfeitable.

      Payment of benefits

      A Participant may elect to withdraw, according to the Plan's rules governing withdrawals, all or a portion of the Participant's after-tax contributions and earnings, in accordance with the terms of the Plan. The earnings portion of the withdrawals may be subject to an excise tax.

Orange and Rockland Utilities, Inc.
Management Employees' Savings Plan

Notes to Financial Statements

Orange and Rockland Utilities, Inc.                                        2
Management Employees' Savings Plan


Notes to Financial Statements

      A Participant, in general, may withdraw before-tax contributions and earnings only in the case of hardship and in accordance with the terms of the Plan. The Participant may be subject to an excise tax on the taxable portion of such withdrawal.

      Upon termination of employment for any reason, a Participant's account balance, if less than or equal to $5,000 will be distributed to the Participant or designated beneficiary as soon as administratively practicable, unless the Participant elects to defer such distribution in accordance with the terms of the Plan, but in no event later than the 12 month period following the Participant's date of termination. However, if the value of a Participant's account is greater than $5,000 the Participant's account will not be distributed until the Participant elects in writing to receive such distribution, subject to certain limitations, and in accordance with the terms of the Plan.

      In addition, the taxable portion of the distribution may be subject to an excise tax.

      Transfers from other plans

      Any amounts, including any promissory note with respect to any outstanding loan, held on behalf of Orange and Rockland Utilities, Inc. Hourly Group Savings Plan (the "Hourly Plan") Participants who become management employees are transferred to the Plan in accordance with the terms of the Plan. The transferred Hourly Plan contributions will be treated in the same manner as before-tax contributions except where otherwise specifically provided in the Plan.

      In addition, following a Participant's transfer to a local 503 IBEW bargaining unit position, all amounts held in the Participant's account will be transferred to the Hourly Plan, and any promissory note shall be transferred, subject to certain limitations with respect to the portion of a loan, if any, attributable to after-tax contributions, in accordance with the provisions of the Plan.

      Rollover contributions

      Employees may elect to rollover into the Plan any cash received in any distribution from a pension, profit sharing or stock bonus plan meeting the requirements of Section 401(a) of the Internal Revenue Code of 1986, or from any qualifying individual retirement account or annuity. Rollover contributions are invested and otherwise treated in the same manner as other contributions except where otherwise specifically provided in the Plan.

      Loans receivable from participants

      A Participant may obtain a loan under the Plan in a minimum amount of $500 and subject to a maximum amount as provided in the Plan, but in no event in excess of the Participant's account balance. No more than one loan request may be made by a Participant in any twelve month period and only one loan per Participant may be outstanding at a time. The interest rate charged on general purpose loans is equal to the Orange and Rockland Federal Credit Union interest rate for a share secured loan for 48 months. The interest rate on principal residence loans is based upon the FNMA rate for a 30-year fixed rate mortgage. Interest rates will change quarterly, and shall be the rate in effect 5 business days prior to the first day of the quarter. The interest rate established for a loan will not be changed during the term of the loan.

      Each loan will be evidenced by a promissory note payable to the Trustee for the loan amount, including interest, and secured by a lien on the Participant's account. The terms of the loan generally require repayment within five years. Loans become due and payable in full upon termination of employment or if the loan repayments have not been current for 60 days.

      Amendment or discontinuance of Plan

      While the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time, in whole or in part, provided that no amendment may retroactively reduce the rights of Participants.

2.    Summary of Significant Accounting Polices

      Accounting basis and valuation of investments

      The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to employee benefit plans and in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Investments in common and collective trusts ("funds") are stated at estimated fair value, which have been determined based on the unit value of the funds. Unit values are determined by the sponsor of such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Loans to Participants are valued at cost which approximates fair value. The investments in the Managed Income Fund Master Trust investment account (the "MIF Master Trust"), other than cash equivalents, are valued at contract value. Contract value is determined by the contributions made plus interest at the rate specified in the various investment contracts, less distributions made. Net appreciation in fair value of investments consists of the unrealized appreciation or depreciation of investments held during the year and the realized gain or loss on investments sold during the year.

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Related party transactions

      The Plan invests in shares of mutual funds managed by an affiliate of FMTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

      Administrative expenses

      The costs of general administration of the Plan and trustee fees including trustee fees associated with the Stock Fund are paid by the Company. The expenses of the investment funds, including management fees of the investment managers of the Registered Investment Companies and the Managed Income Fund, are deducted from the earnings of those funds.

3.    Investment Options

      Participant contributions and Company matching contributions are invested, at the election of the Participant, in one or a combination of funds. Investment elections may be made by Participants in multiples of 1%.

4.    Investment in Master Trusts

      Managed Income Fund

      The assets of the Plan's Managed Income Fund ("MIF") are commingled for investment purposes in the MIF Master Trust with the assets of the Hourly Plan's Managed Income Fund. The MIF Master Trust is being administered by FMTC and new contributions are invested in FMTC's Managed Income Portfolio ("MIP") in addition to the fixed-income investments previously purchased for the fund. As the previous fixed-income investments mature, all proceeds will be invested in the MIP. All of the investments of the MIF Master Trust are stated at contract value except for the cash equivalents, which are stated at fair value.

      The investment experience of the MIF Master Trust is allocated monthly based on the MIF Master Trust's assets as calculated by MFTC. The amount is derived from the prior month-end contract value of each Plan's Managed Income Fund, plus contributions and transfers in, less benefit payments and transfers out for the current month.

      The  percentage  interests in the MIF Master Trust for the Plan's  Managed
      Income Fund at December 31, 1999 and 1998 were 56.18% and 53.84%, respectively.

      The Master Trust' s assets, at December 31, 1999 and December 31, 1998 are presented in the following table:

                                                        1999         1998

      Investments:
         At Fair Market Value -
            Cash Equivalents                         $  137,862   $ 1,488,753

         At Contract Value -
            Fixed-Rate Insurance Company Contracts        -         2,494,941
            Pooled Fund Investment                   11,087,163    27,472,848
                                                     ----------   -----------
                                                     11,087,163    29,967,789

      Net Assets                                     $11,225,025  $31,456,542
                                                     ===========  ===========

      The earnings on the MIF Master Trust's investments consist primarily of interest income on the various fixed-income securities. For the years ended December 31, 1999 and 1998 such earnings were $1,757,916 and $1,746,586, respectively.

      Stock Fund

      The assets of the Plan's Stock Fund were commingled for investment purposes in the Stock Fund Master Trust with the assets of the Hourly Plan's Stock Fund and were invested by FMTC primarily in common stock of the Company along with a small portion of money market instruments for liquidity. Participant interests were stated in units to allow for daily valuation. In accordance with Plan amendments, effective July 8, 1999 when the Company became a wholly-owned subsidiary of Consolidated Edison, Inc., the Company Stock Fund was eliminated. The proceeds received for the stock held in the Fund, as well as any money market balances, were initially reinvested in the Managed Income Fund and thereafter as directed by
      Participants. At the year ended December 31, 1998, there were approximately 246,103 units in the Stock Fund with a Net Asset Value of $19.35 per unit.

      The purchase price of such stock included brokerage commissions and any transfer taxes, if applicable. The Stock Fund was stated at fair market value.

      The percentage interest in the Stock Fund Master Trust for the Plan's Stock Fund at December 31, 1998 was 53.47%.

      The Stock Fund Master Trust's assets at December 31, 1998 are presented in the following table:

                                                              1998

      Investments:
         At Fair Market Value-
            Cash Equivalents                               $   96,501
            Common Stock - Orange and
               Rockland Utilities, Inc.                     8,807,013
                                                           ----------
                                                            8,903,514

      Receivables                                               3,206
                                                           ----------
      Net Assets                                        $   8,906,720
                                                        =============

      The earnings on investments of the Stock Fund Master Trust were credited to Participant accounts in accordance with IRS guidelines. The earnings of the Stock Fund Master Trust for the period ended July 8, 1999 and the year ended December 31, 1998 are presented in the following table:

                                       January 1, 1999        Year
                                             To              Ended

                                         July 8, 1999         1998

      Interest on cash equivalents       $    4,275        $    4,671
      Dividend income                       205,494           381,189
      Gain on sale of assets              3,568,455           385,648
      Unrealized appreciation of assets  (3,319,951)        1,208,194
                                         ----------        ----------
         Earnings on investments         $  458,273        $1,979,702
                                         ==========        ==========


5.    Federal Income Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    Merger and Divestiture Amendments

      On April 8, 1999, the Company's Board of Directors adopted amendments to the Plan, as a result of (1) the merger of the Company and Consolidated Edison, Inc. ("Con Edison"), whereby the Company became a wholly owned subsidiary through the purchase of all of the Company's common stock by Con Edison and (2) sale of the Company's electric generating assets to subsidiaries of Southern Energy, Inc. ("Southern"), including the hiring of certain Company employees by Southern. The following is a summary of the significant changes to the Plan resulting from the merger and divestiture.

      Merger - Effective July 8, 1999, when all of the common stock of the Company was acquired by Con Edison, the Company Stock Fund was eliminated. The proceeds received from such stock held in the Company Stock Fund were initially reinvested in the Managed Income Fund and thereafter as directed by the Participants. There is no requirement that an investment fund be maintained in shares of the acquiring entity.

      Divestiture - As a result of the transfer of the Company's electric generating assets to Southern, the portion of the Plan consisting of account balances of those employees who were Participants in the Plan and who had been hired by Southern, were spun off from the Plan and transferred to a similar plan maintained by Southern; and the assets of the Plan attributable to the Plan's transferred account balances were spun off from the Company's Master Trust with FMTC and transferred to a trust under a savings plan maintained by Southern. Furthermore, each Participant in the Plan whose account balance was spun off and transferred to a Southern plan ceased to be a Participant in the Plan.

Orange and Rockland Utilities, Inc.
Management Employees' Savings Plan

Line 27a - Schedule of Assets Held for Investment PurposesAdditional Information

December 31, 1999                                                   Schedule A

                                    Shares, Units,    Cost of       Current

Description of Investment          Principal Amount    Asset         Value

Registered Investment Companies

Fidelity Growth and Income Portfolio  463,641      $15,772,760    $21,865,317

Fidelity Magellan Fund                109,575       10,997,364     14,971,222

Fidelity OTC Portfolio                173,634        6,772,982     11,801,909

Fidelity Asset Manager Fund           184,709        3,171,222      3,394,954

Fidelity Worldwide Fund               127,530        2,123,905      2,537,846

  Total Registered Investment Companies             38,838,233     54,571,248
                                                   -----------    -----------

Loan Fund

  Loans Receivable -                                    -             706,440
   Highest rate - 10.15%
   Lowest rate - 6.60%

Interest in MIF Trust               6,306,142        6,306,142      6,306,142

Common/Collective Trust

Fidelity Managed Income Portfolio  12,902,715       12,902,715     12,902,715

  Total assets held for

   investment purposes                             $58,047,090    $74,486,545
                                                   ===========    ===========

                       SECURITIES AND EXCHANGE COMMISSION

                                   WASHINGTON, D.C. 20549

                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLAN
                         PURSUANT TO SECTION 15 (d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__x__ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

      For the Fiscal Year ended December 31, 1999

                                -----------------

                                       OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ______________ to __________________

                          Commission file number 1-4315

                            ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN

                                  (Full title of the plan)

                             ORANGE AND ROCKLAND UTILTIES, INC.
                             ----------------------------------
                (Name of issuer of the securities held pursuant to the plan)

                               ONE BLUE HILL PLAZA

                         PEARL RIVER, NEW YORK, NY 10965

                          (Address of principal executive office)

                                    EXHIBITS

                                  Volume 1 of 1

                                  EXHIBIT INDEX

Exhibit

Number

 23     Consent of Independent  Public Accountants to incorporation by reference in the Prospectus of Registration Statement No. 33-25359 of their report dated May 15, 2000.